540 Gaither Road, Suite 400
Rockville, Maryland 20850

August 1, 2024

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:	Lauren Hamill
Alan Campbell
Division of Corporation Finance
Office of Life Sciences

Re:	Avalo Therapeutics, Inc.
Registration Statement on Form S-3
Filed June 6, 2024, as amended on July 11, 2024 and July 29, 2024
File No. 333-279992
Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Avalo Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Monday, August 5, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Andrew Gibbons at (919) 781-4000. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Gibbons via email at agibbons@wyrick.com.

Very truly yours,

AVALO THERAPEUTICS, INC.

		By:	/s/ Christopher Sullivan
Chief Financial Officer

cc:	Andrew Gibbons, Wyrick Robbins Yates & Ponton LLP